Regional Bank Fund

Shareholder meeting
On December 1, 2004, a special meeting of shareholders of the Fund was held to elect nine Trustees effective January 1, 2005.

Proxies covering 49,245,283 shares of beneficial interest were voted at the meeting.

The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                        WITHHELD
                        FOR             AUTHORITY
James F. Carlin         48,411,941      833,342
Richard P. Chapman, Jr. 48,384,973      860,310
William H. Cunningham   48,425,480      819,803
Ronald R. Dion          48,387,864      857,419
Charles L. Ladner       48,431,667      813,616
Dr. John A. Moore       48,401,464      843,819
Patti McGill Peterson   48,422,243      823,040
Steven R. Pruchansky    48,415,165      830,118
James A. Shepherdson    48,397,448      847,835